Exhibit 99.4

AMENDMENT TO
SECURITIES PURCHASE AGREEMENT

THIS AMENDMENT TO SECURITIES PURCHASE AGREEMENT is made as of July 28, 2021 (this “Amendment”), by and among (i) Fuwei Films (Holdings) Co., Ltd., a Cayman Islands exempted company (“FFHL”); (ii) Enesoon New Energy Limited, a British Virgin Islands company (the “Company”), (iii) the current shareholders of the Company, whose signatures have been included in the signatures to this Amendment (collectively, the “Sellers”). 爱能森新能源（深圳）有限公司 (the “Key Company Subsidiary”) joins the Amendment as a party. FFHL, the Company and the Sellers are individually referred to herein as a “Party” and collectively, the “Parties.”

Witnesseth:

Whereas, the Parties entered into that certain Securities Purchase Agreement (the “Agreement”) dated March 31, 2021; and

Whereas, the Parties desire to amend the Agreement as set forth in this Amendment.

Now, Therefore, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.      Amendments to Agreement.

Section 10.2(e) of the Agreement is deleted in its entirety and replaced with the following italicized text:

“by FFHL or the Company, upon written notice to the other Party, if the Closing has not been consummated by September 30, 2021, provided, however, that the right to terminate this Agreement under this Section 10.2(e) shall not be available to the Company or FFHL if the Company’s or the Sellers’s (with respect to the Company’s right of termination) or FFHL’s (with respect to FFHL’s right of termination) failure to fulfil any obligation or other breach under this Agreement has been the primary cause of, primarily resulted in, or materially contributed to the failure of the Closing to occur by such date;”

2.      Governing Law and Arbitration. This Amendment shall be governed by, and construed in accordance with, the State of Delaware, without regard to conflicts of laws principles thereunder.

3.      Entire Agreement. This Amendment, together with the Agreement, all exhibits and schedules thereto and all other documents and instruments delivered in connection therewith, constitute the entire agreement between the Parties and supersedes any prior understandings, agreements or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

4.      Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original, and all of which together shall constitute one and the same instrument.

5.      Conflicts. In the event of any discrepancy between the provisions of this Amendment and any provision of the Agreement, then the provisions of this Amendment shall control.

[Signature pages to follow.]

IN WITNESS WHEREOF, each of the undersigned has caused this Amendment to be duly executed on its behalf by its representative thereunto duly authorized, as of the day and year first above written.

Enesoon New Energy Limited,
a British Virgin Islands company

/s/ Mingli Chen
Director

Fuwei Films (Holdings) Co., Ltd., a Cayman Islands company

/s/ Lei Yan
Director

Enesoon New Energy (Shenzhen) Co., Ltd

/s/ Mingli Chen
Director

Signature Page to the Amendment to Securities Purchase Agreement

IN WITNESS WHEREOF, each of the undersigned has caused this Amendment to be duly executed on its behalf by its representative thereunto duly authorized, as of the day and year first above written.

SELLERS:

Enesoon Investment Limited, as the Majority Seller

By:	/s/ Mingli Chen
Name:	Mingli Chen
Title:	Director

Chinabox International Limited

By:	/s/ Shaoping Lu
Name:	Shaoping Lu
Title:	Director

Solar Sky Holdings Limited (BVI)

By:	/s/ Mingli Chen
Name:	Mingli Chen
Title:	Director

Pinnacle Green Tech Limited (BVI)

By:	/s/ Tianping Qin
Name:	Tianping Qin
Title:	Director

Signature Page to the Amendment to Securities Purchase Agreement

IN WITNESS WHEREOF, each of the undersigned has caused this Amendment to be duly executed on its behalf by its representative thereunto duly authorized, as of the day and year first above written.

Hong Lin Ltd. (BVI)

By:	/s/ Shulan Zeng
Name:	Shulan Zeng
Title:	Director

Shine Peace Holding Development Limited (BVI)

By:	/s/ Guang Zhao
Name:	Guang Zhao
Title:	Director

Sunrise Worldwide Investment Holdings Limited (BVI)

By:	/s/ Qin Yang
Name:	Qin Yang
Title:	Director

Like Solar Assets Limited (BVI)

By:	/s/ Ke Li
Name:	Ke Li
Title:	Director

Signature Page to the Amendment to Securities Purchase Agreement

IN WITNESS WHEREOF, each of the undersigned has caused this Amendment to be duly executed on its behalf by its representative thereunto duly authorized, as of the day and year first above written.

Forun Technologies, Inc.

By:	/s/ Changhua Qiu
Name:	Changhua Qiu
Title:	Director

Signature Page to the Amendment to Securities Purchase Agreement